TATA

Fax No.001 202 2727050
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D C 205 49

04012446

SEC MAIL PROCESSING
JAN 28 2004
WASH. DC 100 SECTION

January 14, 2004
Sc-15996

Dear Sirs,

SUPPL

Tata Motors Limited
"File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"This is to inform you that a meeting of the Board of Directors of the Company will be held on Thursday, January 22, 2004, to consider the following:-

i. Financial Audited Results for the third quarter ended December 31, 2003 of the Accounting Year 2003-2004 pursuant to the revised Clause 41 of the Listing Agreement.

ii. Payment of an interim dividend, if any

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

As required under Clause 16 of the Listing Agreement, the Book Closure for the purpose of payment of the said interim dividend, announced if any, has been fixed as under:-

Type of Security	Record Date	Purpose
Ordinary Shares (E2 Series) INE155A01014	February 13, 2004	Interim Dividend for the FY 2003-04

..2

dlw 1/30

The Interim Dividend, announced if any, by the Board will be paid to those eligible members whose names appear:

g) as Beneficial Owner as on February 13, 2004 as per the details to be furnished by the depositories for this purpose.

h) on the Register of Members of the Company after giving effect to all valid share transfers in physical form lodged with the Company or Registrar on or before February 13, 2004.

PLEASE NOTE THAT the holders of rights warrants who would exercise their right for applying to the Ordinary Shares of the Company by January 31, 2004, as per the terms of the issue, would be eligible to receive the dividend, if any announced at the said meeting."

Please contact the undersigned in Mumbai at the below-mentioned address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary